UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

CONSTELLATION SOFTWARE INC.

(Names of Filing Persons – Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

205395106

(Cusip Number of Class of Securities)

Mark Dennison

General Counsel and Secretary

Constellation Software Inc.

20 Adelaide Street East, Suite 1200

Toronto, Ontario

Canada, M5C 2T6

(416) 861-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Paul Hilton

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

(303) 899-7300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Constellation Software Announces Offer for Computer Software Innovations, Inc.

Toronto, Ontario, March 30, 2012

Constellation Software Inc. (“Constellation”) (TSX:CSU) announced today that it has submitted a letter to the board of directors of Computer Software Innovations, Inc. (the “Company”) proposing to acquire all of the Company’s outstanding common and preferred stock, and outstanding options to acquire such shares, in a recommended cash tender offer at a price per share of US$1.00 (the “Proposed Offer”).

The Proposed Offer is subject to satisfactory completion of due diligence, the redemption or termination of the rights plan, or “poison pill”, that the Company has recently adopted, and negotiation and execution of a definitive written agreement. Constellation has substantial experience in managing acquisitions and is committed to working quickly to complete due diligence and execute a definitive agreement. Constellation expects to be able to complete such an agreement within two weeks from the beginning of the due diligence period. Constellation has requested that the Company respond promptly, but not later than April 5, 2012 to the Proposed Offer.

The Proposed Offer does not create any binding obligation, and no such binding obligation will arise unless and until a mutually satisfactory definitive agreement has been executed and delivered by the parties.

Constellation believes that a combination of the Company and Constellation would result in substantial benefits to both our shareholders and to the Company’s employees.

About Constellation:

Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation’s common shares are listed on the Toronto Stock Exchange under the symbol “CSU”. Further information about Constellation may be obtained from the Company’s web site at http://www.csisoftware.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the Company’s shares has been made at this time. In connection with any tender offer, if made, Constellation will file relevant materials, which may include a tender offer statement and/or other documents, with the Securities and Exchange Commission (“SEC”). ALL INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONSTELLATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Constellation through the website maintained by the SEC at http://www.sec.gov or by directing a request to Constellation Software Inc. at 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6, Attn: Investor Relations.

This press release may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements are based on Constellation’s current expectations and are subject to uncertainties including the timing to consummate a potential transaction between the Company and Constellation, the ability and timing to obtain any required regulatory approvals and the risks and uncertainties inherent in the software market. There is no assurance that the potential transaction will be consummated. Investors and security holders are cautioned not to place undue reliance on any forward-looking statements, which apply only as of the date of this press release. Constellation does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release.

For further information, contact:

Constellation Software Inc.

John Billowits, Chief Financial Officer

Tel: (416) 861-2279

info@csisoftware.com

www.csisoftware.com